[redacted]

SECUI 08031574 'SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67317

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWEERTS & VAAS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

297 RED MILL RD
(No. and Street)

FREEHOLD NY 12431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUDD BAKER & ASSOCIATES
(Name – if individual, state last, first, middle name)

449 NEW KARNER RD STE 100, ALBANY NY 12205
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
APR 11 2008
Washington, DC
101

SEC Mail Processing Section

PROCESSED
APR 18 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILIPPE CONTENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWEERTS & VAAS LLC, as of Dec 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

JANE M. CLOW
NOTARY PUBLIC STATE OF NY
COUNTY OF GREENE
REG # 01CL4922216
EXPIRES 2-28-2010

Signature

GENERAL MANAGER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. previously filed
- [x] (c) Statement of Income (Loss). " "
- [x] (d) Statement of Changes in Financial Condition. " "
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** **INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17**

SEC Mail Processing Section
APR 11 2008
Washington, DC
101

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: SWEERTS & VAAS LLC [0013]

SEC File Number: 8- 67317 [0014]

Address of Principal Place of Business: 297 RED MILL ROAD [0020]

Firm ID: 140507 [0015]

FREEHOLD [0021] NY [0022] 12431 [0023]

For Period Beginning 10/01/2007 [0024] And Ending 12/31/2007 [0025]

Name and telephone number of person to contact in regard to this report:
Name: James M. Kopley [0030] Phone: (609)720-0250 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:
Name: ______ [0032] Phone: ______ [0033]
Name: ______ [0034] Phone: ______ [0035]
Name: ______ [0036] Phone: ______ [0037]
Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated [0198] Unconsolidated (selected) [0199]

	Allowable	Non-Allowable	Total
1. Cash	18,653 [0200]		18,653 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		

B. Other	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	19,615 [0600]	19,615 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	2,908 [1205]	[1385]	2,908 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners 37,650 [1020])	37,650 [1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	[1792]
C.	Additional paid-in capital	[1793]
D.	Retained earnings	[1794]
E.	Total	0 [1795]
F.	Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	37,650 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	40,558 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2007 [3932] Period Ending 12/31/2007 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	[3939]

d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	85,954 [3995]
9.	Total revenue	85,954 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		11,909 [4195]

15. Other expenses		58,708 [4100]
16. Total expenses		70,617 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		15,337 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. After Federal income taxes of	[4238]	
20. Extraordinary gains (losses)		[4224]
a. After Federal income taxes of	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		15,337 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	17,499 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only)	☐ [4550]
B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained	☑ [4560]
C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)	☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8-___ [4335A]	[4335A2]	[4335B]

8-__ [4335C]	[4335C2]	[4335D]
8-__ [4335E]	[4335E2]	[4335F]
8-__ [4335G]	[4335G2]	[4335H]
8-__ [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		37,650 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		37,650 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		37,650 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	21,905 [3540]	
	B. Secured demand note deficiency	[3590]	

C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and/or charges		[3610]	-21,905 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			15,745 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	

	0 [3736]	0 [3740]
10. Net Capital		15,745 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	193 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	10,745 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	15,454 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			2,908 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]

19. Total aggregate indebtedness 2,908 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 18 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	_ [4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	_ [4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	_ [4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	_ [4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	_ [4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	_ [4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	_ [4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	_ [4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	_ [4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	_ [4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		22,313 [4240]
A.	Net income (loss)		15,337 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		37,650 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

SWEERTS & VASS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Net Capital:

Total stockholder' equity		$ 37,650
Deduction/non-allowable assets		
Accounts Receivable	19,615	
Equipment net	2,289	21,904
Net capital		$ 15,746
Aggregate indebtedness:		
Accounts payable and accrued expenses		2,856
Other current liabilities		52
Total aggregate indebtedness		2,908
Computation of basic net capital requirements		
Minimum net capital required (6-2/3% of 2,908)		191
Minimum net capital requirement		5,000
Net capital requirement		5,000
Net capital in excess of minimum required		10,746
Net capital at 1000% (net capital - 10% of aggregate indebtedness)		15,454
Ratio of aggregate indebtedness to net capital		18%

*** Statement Pursuant to 17a-5(d)(2)**

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Form X-17a-5 Part II filing

SWEERTS & VAAS

Member FINRA and SIPC

Philippe M. Content | *General Manager*

April 6, 2008

Via FAX and Registered Mail

Mr. D. Chiu
Examination Manager
FINRA
New Jersey District Office Ste 710
581 Main Street
Woodbridge, NJ 07095

Dear Mr. Chiu:

This is in reply to your letter dated Mar 27, 2008.

As mentioned on the cover letter of the report we filed, our Firm is exempted from filing audited statements (SEC Rule §240.17a-5 (e) (1) (i)). We do not hold securities on behalf of clients, nor do we hold funds on behalf of clients, as per our membership agreement. Furthermore, during 2007, no revenues were derived from Private Placements, the only activity that is regulated by the SEC in which my Firm is active.

As you enumaretd in your letter:
1. Facing page attached. The document was not enclosed because of a clerical error.
2. Oath of affirmation. Same as above.
3. Computation of Net Capital. See attached.
4. No material differences exist between the compuation of net capital using the numbers resulting from the accountant's review and the numbers as filed in the ammended FOCUS report of Jan 19, 2008.
5. SEC Rule §240.17a-5 (j) you mention refers to a statement which is the result of a certified audit. My financial statements have been reviewed but not audited by an independent certified public accountant. My annual audited report is exempted under SEC Rule §240.17a-5 (e) (1) (i). Management of the Firm has not found any material inadequacies since the date of the previous audit. Furthermore, there have been no revenues generated by regulated activities during the period covered by the audit.
The information will be mailed to you separately.

Respectfully,

Philippe M. Content

CC: Belinda Chan
Mark Schonfeld
SEC Registration ✓
James Kopley (FINOPS)
Robert Baker (CPA)

END